

okom wrks labs
367 followers
4w • Edited • 🌐

🚀 Exciting News from OKOM WRKS LABS! 🚀
We are thrilled to announce the launch of our community round to support our research residency at the prestigious Autodesk Tech Center in Boston! 🏢

OKOM WRKS LABS, PBC, is dedicated to pushing the boundaries of innovation and research in mycelium based composites (MBC). Our residency at Autodesk Tech Center will provide us with an unparalleled opportunity to collaborate with leading minds, access cutting-edge technology, and bring our groundbreaking ideas to life.

Why This Matters:
🔷 Innovation: Your support will enable us to explore new frontiers in MBCs, driving impactful change and technological advancement.
🔷 Community: This round is not just about funding; it's about building a community of forward-thinkers and change-makers.
🔷 Impact: Together, we can create solutions that address real-world challenges and make a difference.

How You Can Get Involved:
Invest: Join our mission by investing in this community round.
Share: Help us spread the word by sharing this post with your network.
Engage: Follow our journey and stay updated on our progress and milestones.

We believe that the future of innovation lies in collaboration and community. Let's build it together!

To learn more and join us on this exciting journey, visit our campaign page on WeFunder.
https://lnkd.in/exf2k8rh
#Innovation #CommunityFunding #Research #AutodeskTechCenter #OKOMWRKS #ImpactInvesting

okom wrks labs, PBC is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Invest in okom wrks labs, PBC: Harnessing hemp and mycelium to grow regenerative, structural building...
wefunder.com





Joshua English (He/Him) • You
Founder at okom wrks labs, Mycelium monk
4w • Edited • 🌐

okom wrks is launching a crowdfunding campaign on WeFunder! Help us spread the word by sharing with your networks! This crowdfunding capaign will help us with materials and equipment needed to hit the ground running during our upcoming research residency at the Autodesk Tech Center in Boston.

The Autodesk Research Residency program will give a huge boost to our R&D efforts. We will begin working out of the Autodesk Tech Center in Boston starting September 2024. This state of the art facility and group of experts will help to derisk our path to commercialization by providing cutting edge fabrication tools, digital design expertise, and educational opportunities. Our 12 month residency will allow us to work alongside Autodesk mentors who will help us design and build the machines and processes we need to provide value to our future licensees.

To learn more aabout the details of our campaign and to join our growing list of community supporters please visit our WeFunder campaign page at:
https://lnkd.in/emyT9GVQ

Necessary disclosure until our Form C is filed:

okom wrks labs, PBC is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

  

IMPEL Community

Joshua English • You

4w • Edited •

🌟 Exciting News Alert! 🌟

We are thrilled to share that we've been accepted into the Autodesk Research Residency Program! 🎉 For the next 12 months, we'll be stationed at the Autodesk Tech Center in Boston, focusing on automating our mycelium based composite (MBC) process. The highlight? We'll be constructing the first-ever fully freestanding mycelium based composite structure! 🏗️

Imagine load-bearing walls, interior partitions, and roof panels—all crafted from MBC. 🍄

To support this groundbreaking endeavor, we've launched a crowdfunding campaign on WeFunder. Your investment, starting from $100, can help us cover material and equipment costs. Every contribution counts! 💸

If investing isn't your thing, simply spreading the word by sharing this post or engaging with our content can make a huge difference. Let's make this innovative project a reality together! 🚀

Check out our campaign details here:
https://lnkd.in/gjyBp_VJ

#AutodeskResearchResidency #MyceliumComposite #Crowdfunding #Innovation #TechCenterBoston #ResearchProject #WeFunderCampaign

okom wrks labs, PBC is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Invest in okom wrks labs, PBC: Harnessing hemp and mycelium to grow regenerative, structural...

wefunder.com

2 comments



Joshua English (He/Him) • You
Founder at okom wrks labs, Mycelium monk
3w • Edited • 🌐



We're nearly a quarter of the way to our goal just one week after our public launch! Thank you to everyone in our network who helped spread the word about our campaign to decarbonize the built environment.

SPECIAL THANKS TO:
philip ross
Susanne Gløersen
MycoStories
Chris Magwood

And to all of our early bird investors, we are incredibly grateful for your overwhelming support. It truly feels like a movement when people we've never met become instant allies. This is the power of community building!

okom wrks labs, PBC is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Strong Start!

wefunder.com











From: Joshua English [redacted]
Subject: [Test Email] TTW Test
Date: August 14, 2024 at 10:36
To: [redacted]

Økom wrks labs

We're excited to Announce a Crowdfunding Campaign to Support our Autodesk Research Residency!

Dear Subscriber:

🚀 We Have Exciting News from OKOM WRKS LABS! 🚀
We are thrilled to announce the launch of our $124,000 community round to support our research residency at the prestigious Autodesk Tech Center in Boston! 🏙️

OKOM WRKS LABS, PBC, is dedicated to pushing the boundaries of innovation and research in mycelium based composites (MBC). Our residency at Autodesk Tech Center will provide us with an unparalleled opportunity to collaborate with leading minds, access cutting-edge technology, and bring our groundbreaking ideas to life.

WeFunder Campaign Page

Why This Matters:

- Innovation: Your support will enable us to explore new frontiers in MBC, driving impactful change and technological advancement.
- Community: This round is not just about funding; it's about building a community of forward-thinkers and change-makers.
- Impact: Together, we can create solutions that address real-world challenges and make a difference.

How You Can Get Involved:

- Invest: Join our mission by investing in this community round.
- Share: Help us spread the word by sharing this post with your network.
- Engage: Follow our journey and stay updated on our progress and milestones.

We believe that the future of innovation

lies in collaboration and community. Let's build it together!

To learn more and join us on this exciting journey, visit our campaign page on WeFunder.

hashtag#Innovation
hashtag#CommunityFunding
hashtag#Research
hashtag#AutodeskTechCenter
hashtag#OKOMWRKS
hashtag#ImpactInvesting

---

okom wrks labs, PBC is "testing the waters" to gauge investor interest in an offering under Regulation



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